Exhibit 99.1

Paris, December 16, 2005

INDIVIDUAL DECLARATIONS OF ILOG DIRECTORS TRADING OF SHARES

(pursuant to articles 222-14 and 222-15 of AMF Règlement Général)

Name: ILOG S.A.

Share capital: 18,194,236 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, 94250 Gentilly

Last Name: Bernal
First Name: Marie-Claude
Position: Director
Description of the financial instrument: ILOG warrants

Nature of the transaction: sale of ILOG Shares on Eurolist Paris

8,000 shares at €12.90 on November 29, 2005

Last Name: Weatherford
First Name: Thomas
Position: Director
Description of the financial instrument: ILOG warrants

Nature of the transaction: sale of ILOG Shares on Eurolist Paris

8,000 shares at €12.89 on November 28, 2005

Last Name: Haren
First Name: Pierre
Position: Chairman & CEO
Description of the financial instrument: ILOG Shares

Nature of the transaction: sale of ILOG Shares on Eurolist Paris

2,000 shares at €13.05 on November 17, 2005

2,000 shares at €13.10 on November 18, 2005

2,000 shares at €13.15 on November 30, 2005

2,000 shares at €13.20 on November 30, 2005

2,000 shares at €13.25 on November 30, 2005

Last Name: Fourrier
First Name: Marc
Position: Director
Description of the financial instrument: ILOG shares

Nature of the transaction: sale of ILOG Shares on Eurolist Paris

2,000 shares at €14.01 on December 5, 2005

2,000 shares at €13.975 on December 6, 2005

346 shares at € 14.95 on December 13, 2005

1,000 shares at € 14.60 on December 14, 2005

1,000 shares at € 14.61 on December 14, 2005

1,000 shares at € 14.62 on December 14, 2005

1,000 shares at € 14.63 on December 14, 2005

Last Name: Lowe
First Name: Todd
Position: Director
Description of the financial instrument: ILOG shares

Nature of the transaction: sale of ILOG Shares on Eurolist Paris

2,000 shares at € 14.00 on December 9, 2005

3,000 shares at € 14.54 on December 12, 2005

5,000 shares at € 14.69 on December 13, 2005

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 400 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve improved returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987, is the world’s first BRMS editor and employs more than 650 people worldwide.

Investor contact:	Jérôme Arnaud, ILOG

+1 650 567 8103 (USA)

+33 1 49 08 35 16 (Paris)

jarnaud@ilog.com

Bernard Compagnon

Cubitt Consulting

+44 20 7367 5100 (London)

Press contact:	Susan Peters, ILOG
+1 650 567 8109 (USA)

speters@ilog.com